FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of November through December 2003

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


HEAD OF MARKETING AND BUSINESS DEVELOPMENT
Strengthens Biacore's Executive Management Team

Uppsala, Sweden, December 15, 2003.

Biacore International AB (Biacore) (Stockholmsborsen: BCOR; Nasdaq: BCOR) today announced the decision to establish a new position, Head of Marketing and Business Development, reporting to the President and Chief Executive Officer, and has appointed Mr Erik Wallden to fill this position: Mr Wallden will join Biacore on January 19, 2004, and will be based at the Company's head office at Neuchatel, Switzerland. The Board of Directors has appointed Mr Walden Executive Vice President in Biacore International AB.

Ulf Jonsson, President and CEO, says: "The situation on the market has made 2003 a very tough year for Biacore with declining sales. This is not due to any lack of customers' satisfaction with our products or any price erosion due to competition but is mainly the result of a slowdown in the pharmaceutical industry's investments in the early phases of R&D. On this basis, we see a need to focus, strengthen our resources and change the structure of our marketing organization. In view of Erik Wallden's solid experience of marketing and business development, I am convinced that he will greatly contribute to a positive development for Biacore."

Erik Wallden, born in 1949, has extensive experience from the biotech supply industry. After 13 years in various R&D and marketing positions within Pharmacia Biotechnology (today Amersham Biosciences), he was appointed vice president worldwide marketing, sales and support at Pharmacia Biosensor (name changed to Biacore in conjunction with the IPO) in 1989. In this position, he was responsible for establishing Biacore's marketing and sales organization, marketing communication and branding. From 1992 onwards Erik Wallden held a number of vice president positions, among others in PerSeptive Biosystems and Applied Biosystems in the United States. In 1998 he was appointed President and CEO of Pyrosequencing AB which he has managed from an early-stage start-up company to its present position as a publicly listed biotech supplier with global presence. Mr Wallden has an education in analytical chemistry and biochemistry (Uppsala University).

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and Biacore(r)C which is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2002 the Company had sales of SEK 614.2 million and an operating income of SEK 140.6 million.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer